EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 2011

TABLE OF CONTENTS

1	Introduction	3
2	Core Business and Strategy	3
3	Highlights of Q3 2011	3
3.1.	Financial	3
3.2.	Operational	4
3.3.	Business Development	4
4	Q3 Operating Performance	4
5	Q3 Financial Results	10
6	2011 Operating Outlook	13
7	Liquidity and Capital Resources	14
8	Investments and Investment Income	15
9	Financial Instruments	15
10	Contractual Commitments & Contingencies	16
11	General and Administrative Expenses	16
12	Exploration and Project Development	17
13	Alternative Performance Measures	17
14	Risks, Uncertainties and Recent Events	18
15	Critical Accounting Policies and Estimates	19
16	International Financial Reporting Standards (IFRS)	21
17	Controls and Procedures	23

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Third Quarter 2011

November 8, 2011

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the third quarter ended September 30, 2011 (“Q3 2011”), and 2010 (“Q3 2010”), should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2011 and September 30, 2010 and the related notes contained therein, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2010, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 15 consecutive years and today employs approximately 7,400 people.

3.	Highlights of Q3 2011

3.1.    Financial

•	Adjusted earnings for Q3 2011 of $45.7 million after adjusting for gains on derivatives compared to $28.3 million for Q3 2010.
•	Adjusted basic earnings per share of $0.42 compared to $0.26 for the corresponding period in 2010.
•	Revenue increased by 34% to $220.6 million in Q3 2011 from Q3 2010, due to higher realized metal prices, despite the significant reduction in quantities of metal sold, with the exception of gold.
•	Precious metals accounted for 86% of the sales during the quarter, up from 81% a year ago.
•	Mine operating earnings increased to $106.2 million in Q3 2011, 73% higher than the mine operating earnings in the comparable period of 2010.
•	Cash flow from operations, before working capital changes, of $99.9 million, a 74% increase from the $57.6 million in the comparable quarter last year.
•
On August 26, 2011, the Company announced its intention to make a normal course issuer bid to purchase up to approximately 5.4 million of its common shares, representing up to 5% of Pan American’s issued and outstanding shares at that date. The Company commenced this share buy-back program during Q3 2011 and as at the date of this MD&A has purchased approximately 2.2 million shares at an average price of $27.43 for a total consideration of about $61.2 million. As of September 30, 2011, approximately 1.0 million shares were acquired for a total consideration of about $27.9 million.

•
Pan American paid a cash dividend of $0.025 per common share to its shareholders of record as of the close of business on August 22, 2011 and has declared the next quarterly dividend of the same amount on November 8, 2011.  These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

•
Working capital increased by $47.5 million from June 30, 2011 to $625.7 million at the end of Q3 2011, primarily on account of strong cash flow from operations and the reclassification of certain Argentine value added taxes to current receivables due to improved collections history, partially offset by the funding required for the share buy-back program, which consumed $27.9 million in Q3 2011.

3.2.    Operational

•	Silver production was 5.6 million ounces, similar to production levels achieved in Q2 2011, bringing the year to date production to 16.5 million ounces.
•	Gold production of 20,647 ounces was similar to prior quarters in 2011, lifting the year to date production to 61,187 ounces.
•	Cash costs increased to $9.58 per ounce, 4% higher than the cash costs in Q2 2011, while year to date cash costs were $8.88 per ounce.

3.3.    Business Development

•
On August 11, 2011, the Company released a positive preliminary economic assessment (“PEA”) for the La Preciosa project. The PEA estimates average annual production of 6.8 million ounces of silver and 11,800 ounces of gold at a cash cost of $11.84 per ounce of silver, net of by-product credits for a twelve year life with remaining exploration potential to extend. The 100% basis after-tax net present value at a 5% discount rate is expected to be $315 million with a project IRR of 24.3% (assuming prices of $25 per ounce for silver and $1,250 per ounce for gold).

•
The Navidad project continued to make good progress on the development of the project feasibility study, which is expected to be completed before the end of 2011.  The mine and concentrate production schedules for the feasibility study were completed and reviewed, while work continues on developing the project capital and operating cost estimates.  A draft of the tailings dam design and associated cost estimate was received and is currently being reviewed.  The 2011 infill diamond drilling campaign in support of the feasibility study was completed.  Work also continued on refining the project environmental impact assessment.

•
On May 18, 2011, a subsidiary of the Company entered into a definitive agreement with Treasury Metals Inc. pursuant to which it would sell its interest in the Pico Machay early stage development project located in Peru to Treasury Metals Inc.  Treasury Metals Inc. has not been able to complete the required equity financing pursuant to the definitive agreement and accordingly, the sale of Pico Machay to Treasury Metals Inc. has terminated. The Company received 1 million common shares of Treasury Metals Inc. as a non-refundable deposit, valued at $1.4 million, which was recorded in other income during Q3 2011.

4.	Q3 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review:

	Three months ended September 30		Nine months ended September 30
Consolidated Production	2011	2010	2011	2010
Silver – ounces	5,554,267	6,228,004	16,519,044	18,618,129
Gold – ounces	20,647	21,277	61,187	70,306
Zinc – tonnes	9,077	10,811	26,503	32,594
Lead – tonnes	2,920	3,774	9,301	10,102
Copper – tonnes	1,072	1,226	3,372	3,960

Pan American’s 5.6 million ounces of silver production in Q3 2011 was lower than the 6.2 million ounces of silver produced in Q3 2010, primarily due to lower silver grades and recoveries at Alamo Dorado, Morococha and Quiruvilca and lower throughput rates at all the Peruvian operations.  These decreases in silver production were partially offset by an increase in production at La Colorada, San Vicente and Manantial Espejo due to a combination of higher milled tonnes, silver grades and recoveries.

Production of gold decreased 3% over the comparable period of 2010 due mainly to lower throughput rates at Morococha and reduced grades at Alamo Dorado. Zinc production was hampered by lower throughput rates and grades at the Peruvian operations, offset partially by higher zinc production at La Colorada and San Vicente attributable to higher tonnes milled.  Similarly for lead and copper; lower throughput rates at the Peruvian mines caused net declines in consolidated production, partially offset by higher lead production at La Colorada and higher copper production at San Vicente.

Cash Costs per Ounce (1) of Silver

Consolidated cash costs for Q3 2011 were $9.58 compared to $6.08 per ounce for the corresponding period of 2010.  The most significant factor behind this 58% increase in cash costs was an increase in direct operating costs primarily due to increased underground development advances, royalties and treatment charges, partially offset by an 11% increase in by-product credits as higher metal prices outweighed the impact of lower by-product production.

Consolidated cash costs for the first nine months of 2011 were $8.88 per ounce compared to $5.41 per ounce for the corresponding period of 2010.  Cash costs were negatively impacted by lower quantities of by-product metals produced and cost escalation offset by higher metal prices received on the Company’s sales of by-product metals.

Operations Review

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Huaron Mine

Tonnes milled	150,065	190,217	447,893	508,446
Average silver grade – grams per tonne	176	175	176	174
Average zinc grade - percent	2.33%	2.43%	2.38%	2.40%
Average silver recovery – percent	78.4%	76.8%	78.7%	78.2%
Silver – ounces	666,998	823,457	1,998,639	2,223,751
Gold – ounces	369	395	1,059	949
Zinc – tonnes	2,232	2,734	6,608	7,396
Lead – tonnes	1,065	1,282	3,316	3,123
Copper – tonnes	322	360	924	1,258

Cash cost per ounce (1)	$15.07	$11.71	$13.73	$12.51
Total cost per ounce (1)	$16.66	$13.29	$15.31	$14.10
(1)	Please refer to the note at the end of Section 4.

In Q3 2011, Huaron produced 0.7 million ounces of silver, 19% lower than Q3 2010.  A decrease in the throughput rates in Q3 2011 was the main factor behind the lower production, partially offset by an increase in silver recoveries.  Throughput at Huaron continued to be negatively impacted by the shutdown of the Alianza zone due to lower than expected grades encountered. The decreased throughput rates also negatively affected the production of by-product metals, resulting in zinc, lead, copper and gold production all below levels achieved in the comparable period of 2010.  In addition, the Company made a decision during the third quarter of 2011 to demobilize a significant number of contract miners in favour of hiring and developing a trained workforce in order to enhance safe and productive mine efficiencies for the long life available.  In support of this effort, the Company has established a miner training center at Huaron to enhance recruitment efforts at training inexperienced people from the surrounding communities as well as to provide a center for enhancing our experienced miners skills and productivity.

Cash costs per ounce in Q3 2011 were $15.07, up from $11.71 a year earlier.  The higher cash costs in Q3 2011 were primarily due to the negative effect of fixed cost being carried by lower production, as well as costs incurred for contractor demobilizations, establishment of the new miner training center, and wage increases to remain competitive. By-product credits remained similar to the comparable period as lower production levels were offset by higher metal prices.

Capital expenditures during Q3 2011 of $2.0 million at the Huaron mine comprised mainly of spending to complete the D-shaft and other mine deepening projects, development expenses and work on a tailings dam raise.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Morococha Mine*

Tonnes milled	116,050	160,695	360,271	468,039
Average silver grade – grams per tonne	120	154	131	154
Average zinc grade – percent	2.74%	2.90%	2.54%	3.03%
Average silver recovery – percent	85.6%	87.1%	86.1%	87.0%
Silver – ounces	383,433	692,513	1,310,314	2,011,501
Gold – ounces	396	700	1,246	1,706
Zinc – tonnes	2,636	3,987	7,432	12,148
Lead – tonnes	736	1,462	2,409	3,905
Copper – tonnes	360	372	1,145	1,134

Cash cost per ounce (1)	$18.78	$4.20	$13.48	$4.20
Total cost per ounce (1)	$22.56	$6.85	$16.85	$6.87

* Production and cost figures are for Pan American’s 92.2% share only.
(1)	Please refer to the note at the end of Section 4.

The Morococha mine produced 0.4 million ounces of silver during Q3 2011, which was 45% lower than the comparable period in 2010. Quarterly silver production suffered from the combined result of a 28% decline in throughput rates, a 22% decrease in silver grades and a 2% drop in silver recoveries.  The decreased throughput rates also negatively affected the production of by-product metals with zinc, lead, copper and gold production all below production levels achieved in the comparable period of 2010.  The throughput and grade challenges at Morococha were a result of a decision to temporarily stop mining a few of the higher grade areas in the Yacumina and Morro Solar areas that were experiencing erratic grades to allow for additional reserve definition studies and enable optimization of the mine design to maximize the resource extraction and profitability from these areas.  In addition, after attempts to enhance safe productive mining at our Peruvian operations with limited success, a decision was made during the third quarter to demobilize three of four contract miner groups in order to allow hiring and appropriate training of Company employees in an effort to enhance safe productive mine efficiencies well into the future.  We are actively recruiting employees from the surrounding communities, increasing wages to enhance our competiveness and demobilizing inefficient mine contractors.  We are confident these decisions will result in overall enhanced performance once the mineralization in these areas are better understood and brought back into production late this year and into 2012.

Cash costs per ounce for Q3 2011 were $18.78, significantly higher than the $4.20 for the same quarter of 2010.  The increase in cash costs was mainly due to lower by-product credits resulting from decreased by-product production combined with additional underground mine development costs, contractor demobilizations, employee wage increases, new employee recruiting and the negative effect of fixed cost being carried by lower production.

Capital expenditures during Q3 2011 totalled $2.0 million at the Morococha mine.  The capital spending was primarily on equipment repairs and replacements and development drilling.  In addition, $7.6 million was invested on the Morococha relocation project during Q3 2011 as facility relocations continued in order to make way for Chinalco’s Toromocho Project development.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Quiruvilca Mine

Tonnes milled	69,059	78,150	223,262	240,856
Average silver grade – grams per tonne	104	135	118	143
Average zinc grade – percent	3.18%	3.48%	3.06%	3.52%
Average silver recovery - percent	79.8%	84.6%	81.1%	85.0%
Silver – ounces	184,748	287,886	691,509	943,247
Gold – ounces	346	422	1,295	1,323
Zinc – tonnes	1,915	2,350	5,835	7,386
Lead – tonnes	512	675	1,798	2,165
Copper – tonnes	200	344	807	1,122

Cash cost per ounce (1)	$24.04	$9.40	$14.49	$6.49
Total cost per ounce (1)	$25.13	$10.16	$15.30	$7.18
(1)	Please refer to the note at the end of Section 4.

Silver production at the Quiruvilca mine in Q3 2011 was 0.2 million ounces, 36% lower than the same quarter last year.  This decrease in silver production was attributable to 12% lower throughput rates combined with 23% lower silver grades and 6% lower silver recoveries.  The decrease in silver grades reflects the general trend of depleting reserves along with the remaining reserves containing higher zinc and lower silver values. By-product production of gold, zinc, lead and copper were also lower than the comparable period of 2010, primarily due to the lower throughput rates.

Cash costs for Q3 2011 were $24.04 per ounce, 156% higher than $9.40 per ounce a year ago. The higher cash costs were primarily due to lower by-product credits resulting from reduced by-product metal production coupled with the negative effect of fixed costs on lower tonnage and production of silver.

Capital expenditures during Q3 2011 totalled $0.3 million at the Quiruvilca mine.  The capital spending was primarily on equipment repairs and development drilling.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Alamo Dorado Mine

Tonnes milled	459,653	439,988	1,411,979	1,261,409
Average silver grade – grams per tonne	109	143	105	152
Average gold grade – grams per tonne	0.31	0.36	0.33	0.38
Average silver recovery – percent	85.1%	88.1%	83.5%	89.3%
Silver – ounces	1,376,868	1,827,876	4,066,660	5,369,807
Gold – ounces	3,990	4,181	12,642	12,733
Copper - tonnes	15	24	57	65

Cash cost per ounce (1)	$4.73	$2.98	$4.60	$3.10
Total cost per ounce (1)	$8.21	$7.25	$8.15	$7.31
(1)	Please refer to the note at the end of Section 4.

Alamo Dorado continued to be the Company’s largest silver producer in Q3 2011, with silver production of 1.4 million ounces, similar to Q2 2011.  Silver production decreased as expected by 25% from Q3 2010, a quarter in which ore from the higher grade portions of the Phase 1 pit were being processed.  Throughput rates increased by 4% in Q3 2011 compared to Q3 2010, however silver grades and recoveries were 24% and 3% lower, respectively.  Gold production of 4 thousand ounces in Q3 2011 was similar to gold production in the comparable period of 2010 as lower gold grades were offset by increased throughput.

Cash costs for Q3 2011 were $4.73 per ounce, 59% higher than $2.98 per ounce a year ago. The increased cash costs were due to the negative impact of lower grades and recoveries, partially offset by higher by-product credits resulting from increased gold prices in Q3 2011 compared to Q3 2010.

Capital expenditures at Alamo Dorado during Q3 2011 totalled $3.5 million, primarily on expanding the leach tank capacity in the plant in an attempt to improve recoveries at higher throughput rates and the phase III drill program.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
La Colorada Mine

Tonnes milled	101,071	86,377	299,033	258,202
Average silver grade – grams per tonne	368	371	375	371
Average silver recovery – percent	89.7%	88.4%	89.5%	87.8%
Silver – ounces	1,072,909	911,890	3,226,983	2,755,815
Gold – ounces	1,047	993	3,061	3,163
Zinc – tonnes	1,153	762	3,337	2,025
Lead – tonnes	607	355	1,777	908

Cash cost per ounce (1)	$7.84	$8.67	$7.24	$8.84
Total cost per ounce (1)	$8.79	$9.86	$8.17	$9.93
(1)	Please refer to the note at the end of Section 4.

Silver production at the La Colorada mine in Q3 2011 was 1.1 million ounces, an increase of 18% compared to the same quarter last year.  This increase was due to a 17% increase in throughput rates and a 1% improvement in silver recoveries. Q3 2011 was another excellent quarter at La Colorada as the mine continued to reap the benefits of previous investments in mine development, mine equipment purchases, ventilation and dewatering which are enabling higher productivities and efficiencies.  The higher throughput rates in Q3 2011 also benefited by-product production of gold, lead and zinc, all of which increased over production in the comparable period.

Cash costs decreased by 10% to $7.84 per ounce from $8.67 in Q3 2011.  The lower cash costs, which were in line with management’s forecasts, were anticipated due to the positive implications of the increased throughput and the higher by-product credits from increased by-product production.

Capital expenditures at La Colorada during Q3 2011 totalled $3.5 million and comprised mainly of a tailings dam expansion, additional underground mine equipment purchases, sulphide plant equipment upgrades, and mine exploration works.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Manantial Espejo Mine

Tonnes milled	178,471	174,458	530,638	528,534
Average silver grade – grams per tonne	226	198	191	198
Average gold grade – grams per tonne	2.70	2.79	2.55	3.01
Average silver recovery – percent	90.5%	89.6%	90.5%	90.0%
Average gold recovery – percent	95.6%	94.2%	95.2%	94.5%
Silver – ounces	1,118,245	1,007,949	2,936,951	2,955,869
Gold – ounces	14,498	14,585	41,884	50,432

Cash cost per ounce (1)	$6.56	$3.65	$7.22	$0.08
Total cost per ounce (1)	$14.51	$12.29	$15.20	$8.67
(1)	Please refer to the note at the end of Section 4.

Silver production at the Manantial Espejo mine in Q3 2011 was 1.1 million ounces, an 11% increase from the production level during the same quarter last year primarily as a result of a 14% increase in silver grades.  Gold production remained steady in Q3 2011 as slightly lower gold grades were offset by increases in throughput and recoveries.  Silver production increases occurred despite facing significantly heightened Government induced importation restrictions that severely limited our flow of spare parts and materials necessary to sustain operations.  We were able to overcome shortfalls of spare parts and materials which limited mechanical availability of a large portion of our mobile mining fleets by incurring higher priority freight costs to improve shipping times allowing for more time to obtain the difficult Argentine customs clearances now required and supplementing our fleet with locally available contractor equipment.   We are hopeful this is a temporary measure while we adapt our business to the added delays and complications in importing critical spares and materials not currently available in Argentina.

Cash costs per ounce increased from $3.65 in Q3 2010 to $6.56 in Q3 2011.  The main driver for the increase in cash costs was higher silver price impacts on Government tariffs and royalties in addition to higher unit operating costs per tonne of ore milled, which increased by 43% on a per tonne basis, partially offset by higher by-product gold credits. Major components of the operating cost increases were higher diesel fuel prices, spare parts and materials logistic costs, and employee costs.

Capital expenditures at Manantial Espejo during Q3 2011 totalled $4.7 million and consisted mainly of camp upgrades, development drilling, work on a tailings dam raise, and mine exploration works.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
San Vicente Mine*

Tonnes milled	71,025	66,246	205,200	203,803
Average silver grade – grams per tonne	365	360	388	360
Average zinc grade	2.31%	2.04%	2.19%	2.37%
Average silver recovery	90.0%	88.1%	89.5%	89.0%
Silver – ounces	751,067	676,432	2,287,988	2,358,138
Zinc – tonnes	1,140	977	3,291	3,639
Copper – tonnes	175	126	439	380

Cash cost per ounce (1)	$14.39	$8.99	$13.52	$7.96
Total cost per ounce (1)	$18.88	$13.21	$17.67	$11.69

*Production and interest figures for Pan American’s 95% share only.
(1)	Please refer to the note at the end of Section 4.

Silver production at the San Vicente mine in Q3 2011 was 0.8 million ounces, 11% higher than the same quarter last year.  It was an outstanding operating quarter at San Vicente which achieved increases in throughput rates, silver grades and recoveries. By-product production of both zinc and copper also increased compared to the same quarter last year due primarily to the increase in throughput rates.

Cash costs at San Vicente were $14.39 per ounce, which was a 60% increase over the $8.99 per ounce in the comparable quarter last year.  The higher cash costs resulted from increased treatment and refining charges, operating costs and royalties to Comibol driven by higher silver prices, partially offset by higher zinc and copper by-product credits due to increased production and metal prices of both of these by-products.

Capital expenditures at San Vicente during Q3 2010 totalled $1.5 million.  Expenditures consisted mainly of spending on community infrastructure and water treatment facility upgrades and the construction of a new fuel station.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver as an alternative performance measure in order to manage and evaluate operating performance at each of the Company’s mines.  This alternative performance measure does not have a standardized meaning or a consistent basis of calculation under IFRS. For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found in Section 13: Alternative Performance Measures of this MD&A.

5.	Q3 Financial Results

For the three months and nine months ended September 30, 2011, the Company’s net income and cash flow from operations increased significantly from the comparable periods of 2010. The improved results were primarily due to significantly higher realized metal prices, partially offset by lower quantities of  metals sold with the exception of gold in the current quarter.

The table following sets out selected quarterly results for the past eleven quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings(1)	Earnings (loss) for the period	Adjusted earnings for the period(3)	Basic earnings (loss) per share	Diluted earnings (loss) per share	Cash flow from (used in) operating a ctivities
2011	Sept.30	$220,567	$106,208	$52,522	$45,741	$0.49	$0.48	$90,896
	June 30	$231,866	$118,629	$113,478	$76,946	$1.04	$1.04	$104,127
	March 31	$190,481	$96,018	$92,679	$65,156	$0.86	$0.60 (4)	$59,465
2010	Dec. 31	$195,646	$89,777	$(5,837)	$55,855	$(0.06)	$(0.12)	$83,206
	Sept.30	$164,530	$61,293	$972	$28,323	$0.00	$0.00	$65,066
	June 30	$150,558	$52,270	$(5,585)	$5,181	$(0.06)	$(0.04)	$45,338
	March 31	$135,819	$37,777	$26,157	$17,009	$0.25	$0.24	$48,646
2009(2)	Dec. 31	$154,406	$57,334	$27,805	N/A	$0.31	$0.31	$52,118
	Sept.30	$118,608	$34,708	$17,375	N/A	$0.20	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	N/A	$0.12	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	N/A	$0.08	$0.08	$(5,375)
(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS. As such, adjusted earnings are not applicable to these figures.
(3)
Adjusted earnings for the period is an alternative performance measure. Please refer to Section 13, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

(4)
The diluted earnings per share for the three months ended March 31, 2011 has been revised to $0.60 per share from the amount previously presented of $0.86 per share, to properly reflect the effect under IFRS of the dilutive share purchase warrants which are classified as a liability.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized metal prices but a decrease in quantities of all metals sold in the 2011 periods compared to the respective periods in 2010, other than gold.

	Realized Metal Prices				Quantities of Metal Sold		Realized Metal Prices				Quantities of Metal Sold
	Three months ended September 30,						Nine months ended September 30,
	2011		2010		2011	2010	2011		2010		2011	2010
Silver – in ounces	$38.50	(1)	$18.61	(1)	4,542,894	6,283,794	$35.99	(1)	$18.01	(1)	14,147,224	17,306,032
Gold – in ounces	$1,670	(1)	$1,215	(1)	20,509	17,774	$1,528	(1)	$1,166	(1)	56,608	67,833
Zinc – in tonnes	$2,234	(2)	$2,000	(2)	7,659	8,622	$2,303	(2)	$2,099	(2)	21,748	27,646
Lead – in tonnes	$2,437	(2)	$1,975	(2)	2,737	4,193	$2,537	(2)	$2,031	(2)	9,008	10,281
Copper – in tonnes	$8,984	(2)	$6,956	(2)	1,092	1,147	$9,161	(2)	$7,043	(2)	2,953	3,771
(1)	Metal price per ounce.
(2)	Metal price stated as cash settlement per tonne

Earnings for Q3 2011 were $52.5 million, compared to earnings of $1.0 million for Q3 2010.  Adjusting for the benefit of a $6.8 million gain on derivatives, adjusted earnings were $45.7 million for Q3 2011 compared to $28.3 million in Q3 2010 (please refer to Section 13, “Alternative Performance Measures”, of this MD&A for description of adjusted earnings).  Adjusted basic earnings per share for Q3 2011 were $0.42 compared to $0.26 for the corresponding period in 2010. Adjusted earnings benefited from significant increases in the realized metal prices received, partially offset by declines in overall quantities of most metal sold, as reflected in the tables above. When compared to Q3 2010, the quantities of silver, lead, zinc, and copper sold declined by 28%, 35%, 11% and 5%, respectively, due to lower production levels and timing of dore shipments.  Quantities of gold sold increased by 15% in Q3 2011 compared to the same period in 2010.  Cost of sales in Q3 2011 were higher than the comparable period of 2010 due to operating costs escalation discussed in section 4 “Q3 Operating Performance”.  Adjusted earnings in Q3 2011 were negatively impacted by net provisional sales adjustments of $5.1 million primarily as a result of the sharp decline in prices at the end of Q3 2011 and by foreign exchange loss of $12.5 million primarily on cash and short term investments held in Canadian dollars (“CAD”).

Earnings for the nine months ended September 30, 2011 were $258.7 million, compared to earnings of $21.5 million for the comparable period in 2010, while adjusted earnings were $187.8 million and $50.5 million, respectively. Significant increases in revenues arose from higher realized metal prices received, partially offset by declines in overall quantities of metal sold, as reflected in the table above.

Revenue for Q3 2011 was $220.6 million, a $56.0 million or 34% increase from revenue in the comparable period in 2010.  This increase was driven by higher metal prices realized, offset by lower quantities of all metals sold with the exception of gold, as described above.  Revenue for the nine-month period ended September 30, 2011 were $642.9 million which was 43% higher than the sales for the comparable period in 2010 with the variance from the comparative period as a result of the same factors.

Mine operating earnings increased to $106.2 million in Q3 2011, a significant increase of 73% from the $61.3 million generated in Q3 2010.  This increase resulted from an increase in sales outweighing the higher cost of sales.  Mine operating earnings are equal to sales less cost of sales which includes depreciation and amortization, which is considered to be substantially the same as gross margin.  Mine operating earnings in Q3 2011 were negatively impacted by the theft of dore at one of the Company’s mines. The margin of $3.4 million on the stolen metal was presented in Other Income due to it being realized through an insurance settlement, rather than being recorded as mine operating earnings.

Mine operating earnings for the nine-month period ended September 30, 2011 totalled $320.9 million, an increase of 112% from the $151.3 million in the comparable period in 2010.  The increase was a result of higher sales outweighing higher cost of sales combined with an increase in depreciation and amortization charges.

Income taxes for Q3 2011 were $39.8 million, a $20.4 million increase from the $19.4 million income tax provision recorded in Q3 2010.  This increase was primarily a consequence of increased taxable earnings generated at our operations as well as the effects of various temporary timing and permanent differences as shown in the table below.  The provision for income taxes for the nine months of 2011 relative to 2010 increased as a result of the same factors.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2011
Current income taxes	29,611	20,251	86,821	46,165
Deferred income taxes	10,142	(902)	9,047	13,474
Income taxes	$39,753	$19,349	$95,868	$59,639

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items reflected in the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates in Q3 2011 and for the nine months ended September 30, 2011 and the comparable periods of 2010 were the unrealized gains and losses on the Company’s warrant position, foreign exchange gains and losses and additional taxes in the form of mining and withholding taxes. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended September. 30,		Nine months ended September 30,
	2011	2010	2011	2010
Income before taxes	92,275	20,321	354,547	81,183
Statutory tax rate	26.50%	28.50%	26.50%	28.50%
Income tax expense based on above rates	$24,453	$5,791	$93,955	$23,137
Increase (decrease) due to:
Non-deductible expenses	1,391	206	2,524	584
Adjustments to estimated deductible expenses	852	1,543	(2,619)	3,425
Change in valuation allowance on corporate income and expenditures	3,337	362	1,917	901
Unrealized (gain) loss on derivatives	(1,797)	7,796	(18,771)	8,256
Foreign tax rate differences	4,301	487	10,894	1,624
Effect of other taxes paid	2,715	1,753	7,082	7,673
Valuation allowance on exploration expenses	1,086	2,248	3,422	6,119
Foreign exchange (gain) loss	3,930	(500)	(1,928)	7,470
Other	(515)	(337)	(608)	450
	$39,753	$19,349	$95,868	$59,639
Effective tax rate	43.08%	95.21%	27.04%	73.46%

Cash flow from operations, before non-cash working capital changes, generated $99.9 million in Q3 2011, a 73% increase from the $57.6 million generated a year ago.  The increase in cash flow from operations resulted from improved operating earnings as discussed previously.  Changes in non-cash working capital used $9.0 million compared with a non-cash working capital contribution of $7.5 million in Q3 2010.  The net non-cash working capital used in Q3 2011 consisted primarily of an increase in accounts payable and accrued liabilities of $2.7 million, which were offset by an increase in accounts receivable of $7.3 million and a $4.2 million increase in inventories which was primarily attributable to timing of dore shipments.  In Q3 2010, the increase in accounts payable and accrued liabilities was mainly due to the cash payments received for the Toromocho copper project and due to the timing of royalty, taxes and other payables.

Cash flow from operations, before non-cash working capital changes, for the nine-month period ended September 30, 2011 was $301.8 million compared to $156.0 million for the same period last year.  This increase resulted primarily from improved operating earnings as discussed previously.  Changes in non-cash working capital used $47.3 million in the nine-month period ended September 30, 2011 compared to a contribution of $3.0 million in 2010 and consisted primarily of an increase in accounts payable and accrued liabilities of $11.7 million, which were offset by an increase in accounts receivable, inventories and prepaid expenses of $25.3 million, $29.6 million and $2.3 million, respectively.  The increase in accounts receivable was reflective of the higher metal prices while the increase inventory levels was primarily attributable to the timing of shipments.

6.	2011 Operating Outlook

Consolidated silver production for the nine months ended September 30, 2011 was 16.5 million ounces, which was approximately 4% below management’s forecast.  While silver production at Alamo Dorado, La Colorada and San Vicente was above our forecasts, our Peruvian mines and Manantial Espejo underperformed our silver production estimates. Cash costs in the first nine months of 2011 increased to $8.88 per ounce, up from $5.41 per ounce recorded in the comparable period of 2010 and slightly above management’s latest forecast of $8.25 to $8.75 per ounce for the full year.

Given the decision to demobilize a significant number of contract miners at Morococha and Huaron as well as the delay in increasing the open pit mine production at Manantial Espejo while adapting to the heightened importation restrictions in Argentina, the Company is reducing its’ full year consolidated silver production forecast to 22.5 million ounces and the consolidated base metal guidance for zinc, lead and copper to 35,000, 12,000 and 4,500 tonnes respectively.  The Company is maintaining its’ previous increase in full year consolidated gold production forecast of 80,000 to 85,000 ounces and now expects to be at the higher end of the previously released cash cost guidance of $8.25 to $8.75 per ounce for the full year 2011.

Management does not expect any material changes from the 2011 capital expenditure guidance provided in the Q2 2011 MD&A, which was for a group total of $145 million, inclusive of investments at our development projects. For details of our capital expenditure forecasts by mine site and project, please refer to page 27 of the Company’s Annual MD&A for the year ended December 31, 2010, as amended by our capital expenditure guidance update in the Q2 2011 MD&A.

The revised production guidance above updates the previous guidance as set out in the Company’s Annual MD&A for the year ended December 31, 2010 and Q2 2011 MD&A, filed with the Canadian and United States securities regulatory authorities.

7.	Liquidity and Capital Resources

At September 30, 2011, cash plus short-term investments were $485.1 million, a $24.1 million increase from June 30, 2011.  This increase arose mainly as a result of $90.9 million in cash generated from our operations offset by $27.9 million utilized for the share buy-back program and $32.3 million used in capital expenditures as described below.

Cash flow from operations, before non-cash working capital changes, generated $99.9 million in Q3 2011, a 73% increase from the $57.6 million generated a year ago, as described in section 5 above.

Investing activities in Q3 2011 contributed $28.4 million and consisted primarily of sales of short-term investments of $57.2 million (as described in section 8 below), offset by resource property expenditures and investments in mineral property, plant and equipment of $32.3 million and net refundable VAT, which generated $3.3 million.  Expenditures on mineral property, plant and equipment during Q3 2011 included (i) $7.4 million in feasibility study expenditures at Navidad, (ii) $9.6 million at Morococha primarily on the relocation project, (iii) $4.7 million at Manantial Espejo primarily to fund brownfield exploration drilling and for expenditures necessary to support an accelerated mining plan; and, (iv) $10.6 million in various sustaining capital expenditures at the remaining operations.

Financing activities in Q3 2011 consumed $24.1 million mainly due to the $27.9 million used in the share buy-back program mentioned above and $2.7 million in dividend payments offset by $7.4 million in financial institution advances received towards equipment purchases and construction at the Morococha Project.

Working capital at September 30, 2011 was $625.7 million, an increase of $47.5 million from June 30, 2011.  The increase in working capital resulted primarily from a $24.1 million increase in cash and short term investments and the net effect of other current assets’ and other current liabilities’ changes (as described above) of $23.4 million.

Shareholders’ equity at September 30, 2011 was $1,562.6 million, an increase of $16.6 million from $1,546.0 million at June 30, 2011, primarily as a result of the $52.4 million in attributable net income generated during the quarter offset by the share buy-back program and dividends paid as described above.  As at September 30, 2011, the Company had approximately 106.9 million common shares outstanding for a share capital of $1,269.7 million.

On August 26, 2011 the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 24, 2011.  Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”) at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  The period of the share buy-back program began on September 1, 2011 and will continue until August 31, 2012 or an earlier date should the Company complete its purchases. Pan American had not acquired any of its own common shares within the 12 month period prior to initiating the share buy-back program and is not obligated to make any purchases.  All common shares acquired by the Company under the share buy-back program will be cancelled and purchases will be funded out of Pan American’s working capital.

As at August 24, 2011, the number of Pan American’s issued and outstanding common shares totaled 107,910,802.  In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this normal course issuer bid will be 77,639 common shares, which is 25% of the average daily traded volume for the Company’s common shares on the TSX for the six months ended July 31, 2011.  In accordance with the rules of NASDAQ, the maximum daily purchases on NASDAQ under this normal course issuer bid will be 25% of the average daily traded volume for the Company’s common shares in the four weeks preceding the day on which the purchases are to be made.

As of the date of this MD&A, the Company had purchased 2.2 million shares since the start of the share buy-back program and had approximately 105.8 million common shares outstanding.

Pan American is undertaking the share buy-back program because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

The Company’s financial position at September 30, 2011, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  The Company remains well positioned to take advantage of strategic opportunities as they become available.

8.	Investments and Investment Income

At the end of Q3 2011, cash plus short-term investments were $485.1 million, a $24.1 million increase from June 30, 2011, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which we maintain our cash balances.

Investment income for Q3 2011 and the nine months ended September 30, 2011 totalled $1.1 million and $2.1 million, respectively, and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During the first quarter of 2011, the Company entered into zinc option contracts for 8,775 tonnes, which have the effect of ensuring a price between $2,083 and $3,067 per tonne on that quantity of zinc, settling monthly during 2011. For the same period, the Company also entered into lead option contracts for 3,375 tonnes, which have the effect of ensuring a price between $2,083 and $3,300 per tonne on that quantity of lead, settling monthly during 2011.  At September 30, 2011, 2,925 tonnes of zinc and 1,125 tonnes of lead remained of these contracts and the company recorded a mark-to-market valuation gain of $0.9 million at the end of Q3 2011 in relation to these contracts, based on the forward price curves of zinc and lead at that date.

The carrying value of cash and share purchase warrants is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Under IFRS, our share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives.  The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities.  None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments & Contingencies

The Company had the following contractual obligations at September 30, 2011.

Payments due by period
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Finance lease obligations	$5,882	$3,464	$2,418	$-	$-
Current liabilities(1)	153,928	153,928	-	-	-
Long term income taxes payable	2,295	-	-	2,295	-
Equipment and construction advances (Note 9)	15,979	-	15,979	-	-
Contribution plan(2)	3,405	3,405	-	-	-
Total contractual obligations(3)	$181,489	$160,797	$18,397	$2,295	$-
(1)
Includes all current liabilities as per the statements of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.

(2)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 14 of the Company’s Q3 2011 Financial Statements. Contract commitments for the plan, payable in CAD, represent remaining minimum payments expected to be paid out, presented above in USD at the period-end rate.

(3)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition discussed in Note 13 of the Company’s Q3 2011 Financial Statements, and deferred tax liabilities.

11.	General and Administrative Expenses

General and administrative costs, including stock based compensation, increased in Q3 2011 to $4.9 million as compared to $3.4 million in Q3 2010.  The increase in general and administration costs was mainly due to increased staffing costs and associated activity levels to support operations and Company’s projects and a stronger CAD exchange rate against the USD.

General and administrative costs were $13.2 million for the nine-month period ended September 30, 2011, compared to $11.2 million in the same period in 2010 and increased for the same factors mentioned in the preceding paragraph.

12.	Exploration and Project Development

Exploration expenses in Q3 2011 were $8.9 million compared to $9.8 million incurred in Q3 2010.  $4.4 million of these costs were incurred on activities at the Navidad and La Preciosa projects, while the remaining $4.5 million was incurred on exploration activities at our existing operations. During Q3 2011, the Company capitalized $7.4 million of evaluation costs at the Navidad Project in Argentina as compared to $7.4 million capitalized in Q3 2010.

Exploration expenses in the nine months ended September 30, 2011 were $18.9 million compared to $24.1 million incurred in comparable period of 2010. During the nine months of 2011, $11.3 million of these costs were incurred on activities at the Navidad and La Preciosa projects, while the remaining $7.6 million was incurred on exploration activities at our existing operations. During the same period in 2011, the Company capitalized $16.8 million of evaluation costs at the Navidad Project in Argentina as compared to $19.4 million capitalized in the same period of 2010.

At the Navidad development project, the Company maintained its focus on in-fill diamond drilling and the technical work necessary to complete a feasibility report during the last quarter of 2011.  The mine and concentrate production schedules for purposes of the feasibility study were completed and reviewed.  The project feasibility capital and operating cost estimates are being developed. A draft of the tailings dam design and associated cost estimate was received and is in the process of being reviewed.  Work also continued with the refinement and updating of the project environmental impact assessment (“EIA”). Several concentrate processing technologies continue to be evaluated to assess suitability for application at the Navidad project.  These value added processing concepts will not be sufficiently advanced by year-end; however, the Company is optimistic significant value can be added with essentially bolt-on processing technologies to the feasibility flow sheet.   Community relations work during Q3 2011 continued in the areas of microwave communication installations, community infrastructure upgrades, school and education support, environmental clean-up assistance, and local rancher support.

At the La Preciosa joint-venture, the Company released the results of the PEA on August 11, 2011, while the technical report associated with the project PEA was filed on September 22, 2011.  During Q3 2011, components of the project feasibility study were initiated utilizing several external engineering firms.  Work commenced on the underground and open pit geotechnical design and the surface geotechnical investigation.  A satellite topographical survey was initiated.  Work also continued on the development of the project Environmental Impact Assessment.  During the Q3 2011 Pan American invested $0.6 million at La Preciosa.

At the Morococha mine, Phase I of the relocation project continued as planned with building construction and installation of services on schedule.  During Q3 2011, Pan American invested $7.6 million on the Morococha project, primarily on construction activity related to modular and pre-fabricated buildings at the new auxiliary building site, the installation of a compressed air line, and the installation of water tanks and a sewage treatment plant.  Construction activity for all of the new buildings and surface infrastructure remains scheduled to be completed during Q4 2011, apart from the main power supply which will be in 2012.

13.	Alternative Performance Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This alternative performance measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

Cash and Total Cost per Ounce Reconciliation (in thousands of U.S. dollars)		Three months ended September 30		Nine months ended September 30
		2011	2010	2011	2010
Cost of Sales		$114,359	$103,237	$322,059	$299,567
Add/(Subtract)
Depreciation and amortization		(19,529)	(22,372)	(59,293)	(62,612)
Smelting, refining, and transportation charges		15,650	15,874	48,056	49,592
By-product credits		(66,868)	(60,460)	(196,383)	(188,441)
Worker’s participation & voluntary payments		(1,655)	(1,301)	(5,451)	(3,678)
Change in inventories		10,427	2,575	34,801	6,482
Other		(874)	(830)	(1,228)	(3,052)
Minority interest adjustment		(1,045)	(517)	(2,831)	(1,554)
Cash Operating Costs	A	50,465	36,206	139,730	96,304

Add/(Subtract)
Depreciation and amortization		19,529	22,372	59,293	62,612
Asset retirement and reclamation		759	961	2,371	2,751
Change in inventories		217	267	(3,702)	3,390
Other		(229)	(133)	(576)	(418)
Minority interest adjustment		(266)	(278)	(793)	(834)
Total Costs	B	70,474	59,395	196,323	163,805

Payable Silver Production (oz.)	C	5,268,787	5,959,576	15,732,236	17,814,364

Cash cost per ounce	(A*$1000)/C	$9.58	$6.08	$8.88	$5.41
Total costs per ounce	(B*$1000)/C	$13.38	$9.97	$12.48	$9.20

Adjusted Earnings and Mine Operating Earnings

This MD&A refers to mine operating earnings and adjusted earnings which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States.  As such, these measures may not be comparable to similar measures presented by other issuers.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin. For adjusted earnings, we adjust the earnings as reported to remove the effect of derivative gains or losses, as reflected in the table below. The derivative gain or loss is a result of the measurement of our warrants at their fair value at each reporting period.  We disclose these measures as they aid in understanding the results of our operations and are meant to provide further information about our financial results to investors. These measures are derived from our financial statements and are applied on a consistent basis.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Earnings for the period	$52,522	$972	$258,679	$21,544
Deduct derivative (gain)/loss	$(6,781)	$27,351	$(70,834)	$28,969
Adjusted earnings for the period	$45,741	$28,323	$187,845	$50,513

14.	Risks, Uncertainties and Recent Events

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; Audited Annual Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2010 and Note 6 of the condensed interim consolidated financial statements for Q3 2011.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government).  In a follow up release on May 3, 2011, we provided an update on this situation.  On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and the Company expects normal operations to continue status quo. We will take every measure available to enforce our rights under our agreement with COMIBOL and are confident that we will ultimately be successful in protecting our investment.

The Company’s Mexican operations have both suffered from armed robberies of dore within the past year. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In September Peru’s Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011. Under the previous tax scheme, royalties were based on net sales. Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins. In the case that the calculated royalty payments are less than 1% of net sales, then the company will pay a minimum royalty of 1% of net sales.  Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

On October 26th, 2011, the Federal Government of Argentina promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of sales receipts, in an attempt to stem ongoing capital flight.  Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro.  Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

As this is the first year that financial statements have been prepared using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the nine months ending September 30, 2011, for our critical accounting policies and estimates.

Accounting standards issued and effective January 1, 2012

IFRS 7 Financial Instruments: Disclosures amendment issued by the IASB in October 2010 enhances the disclosure requirements in relation to transferred financial assets.  The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted.  The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 Income Taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier adoption permitted.  The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Accounting standards issued and effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 12 Disclosure of Interest in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB in June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Accounting standards issued and effective on subsequent dates

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement and is now proposed to be effective January 1, 2015.  The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories:  amortized cost and fair value.  The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

16.	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  As such, the Company is reporting its third condensed interim consolidated financial statements in accordance with IAS 34 Interim Financial Reporting for the three and nine months periods ended September 30, 2011, with comparative figures for the corresponding periods for 2010.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified three phases to our conversion: scoping and diagnostics, analysis and development, implementation and review.  All three phases have now been completed.

Note 2 of the condensed consolidated interim financial statements for the nine months ending September 30, 2011, provide further details on our key Canadian GAAP to IFRS differences, our IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and our accounting policy decisions. The tables below provide an overview of the impact on our Condensed Consolidated Income Statement and Total Equity as at September 30, 2010 upon transition from Canadian GAAP to IFRS.

Summarized Income Statement Reconciliation

	Three Months ended September 30, 2010			Nine Months ended September 30, 2010

	Previous GAAP	Effect of Transition to IFRS	IFRS	Previous GAAP	Effect of Transition to IFRS	IFRS
Net earnings (loss) for the period	$28,815	$(27,843)	$972	$66,184	$(44,640)	$21,544
Attributable to:
Equity holders of the Company	$-	$21	$21	$-	$20,035	$20,035
Non-controlling interest	$-	$951	$951	$-	$1,509	$1,509
	$-	$972	$972	$-	$21,544	$21,544

Reconciliation of Total Equity as at September 30, 2010

	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Shareholders’ Equity
Capital and reserves
Issued capital		$1,255,166	$-	$1,255,166
Share premium	iii	52,450	(44,930)	7,520
Accumulated other comprehensive income	vi	3,951	(423)	3,528
Retained earnings	i-vi	149,070	(90,315)	58,755
		1,460,637	(135,668)	1,324,969
Non-controlling interest	iv	-	8,476	8,476
Total Equity		$1,460,637	$(127,192)	$1,333,445

Outlook on Future Earnings

Under IFRS, future net earnings will be impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars.  Changes in the fair value of the share purchase warrants is primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate.  Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.  In addition, these changes in the valuation of the share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate.

Secondly, due to the change in the accounting methodology of recognizing deferred taxes that arise on foreign non-monetary assets, the Company expects its foreign exchange gains or losses related to deferred income taxes to be less volatile under IFRS.

Information Technology and Systems

The adoption of IFRS did not have a significant impact on our information systems for the convergence periods. We continued to run our financial statements in parallel for Canadian GAAP and IFRS for the financial year 2010.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

We assessed the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls was immaterial. We applied our existing control framework to the IFRS changeover process.  All accounting policy changes and financial statement impacts were reviewed by senior management and the Audit Committee of the Board of Directors.

Key Performance Measures

We have assessed the impact of the adoption of IFRS on our key performance indicators.  The transition to IFRS did not have a significant impact on our key performance indicators, which include gross profit margin, earnings per share, cash flow from operations and cash costs.

All analysis and conclusions are based on the IFRSs effective at September 30, 2011.  As the IASB currently has various projects on its work plan that might affect our decisions for the financial year 2011, we continue to monitor and assess the impact of these changes.

17.	Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three and nine month periods ended September 30, 2011 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION AND ANALYSIS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, THE RECENT CHANGES TO THE LAWS OF BOLIVIA WITH RESPECT TO MINING, AND LAWS IN ARGENTINA WHICH IMPACT THE COMPANY’S ABILITY TO REPATRIATE FUNDS; THE ABILITY OF THE COMPANY TO MAINTAIN AND REPAIR EQUIPMENT NECESSARY TO OPERATE ITS MINES, PARTICULARLY, FOR EXAMPLE,  IN LIGHT OF RECENT CHANGES TO IMPORT AND EXPORT RESTRICTIONS IN ARGENTINA; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REQUIREMENTS; REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING, AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

625 Howe Street, Suite 1500
 Vancouver, BC
 Canada V6C 2T6

Tel: 604 684-1175
 Fax: 604 684-0147

 www.panamericansilver.com